[Letterhead of Debevoise & Plimpton LLP]

November 2, 2006

VIA EDGAR

Ms. Sara D. Kalin
Branch Chief—Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:
Hertz Global Holdings, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Filed October 27, 2006
File No. 333-135782

Dear Ms. Kalin:

        This letter sets forth the responses of Hertz Global Holdings, Inc. (the "Company") to the comments contained in your letter, dated October 30, 2006, relating to Amendment No. 4 filed with the Securities and Exchange Commission (the "Commission") on October 27, 2006 to the Registration Statement on Form S-1 (the "Registration Statement") of the Company. The Company supplementally advises the staff of the Commission (the "Staff") that is has subsequently filed Amendment No. 5 to the Registration Statement on October 30, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company's responses are set forth in plain text immediately beneath each comment.

        The Company supplementally advises the Staff that, for the reasons discussed below, the Company does not believe that it is necessary at this time to amend the Registration Statement in response to the Staff's comments.

General

1.
We note from public reports and your company website that you may have operations in Syria, a country identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions administered by the Commerce Department's Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control. Your Form S-1 identifies operations in the Middle East but does not contain information relating specifically to operations in or contacts with Syria. Please describe your current, past and anticipated operations in and contacts with Syria, if any, including through subsidiaries, licensees, affiliates and other direct and indirect arrangements.

        In response to the Staff's comment, the Company supplementally advises the Staff that it currently conducts car rental operations in three locations in Syria through a single franchisee. The three locations (one each at the Damascus airport and at hotels located in Damascus and Aleppo) are operated under a franchise agreement, originally implemented in 1997 and renewed in January 2002, with an entity called Syria Cars and Services Ltd. (the "Franchisee"). Recent correspondence from the franchisee addressed to the Company has been issued by an entity called Chamtour, which the Company believes based on information provided by its contacts with the Franchisee to be a sub-franchisee of the Franchisee. The Company does not believe that the Franchisee is an entity controlled by the government of Syria. The current term of the agreement with the Franchisee will expire on December 31, 2006. While the Company presently intends to maintain a presence in Syria through a franchisee or licensee for the purposes of protecting its rights in the Hertz name and trademark within Syria and meeting the global car rental needs of its customers, it does not intend to expand its car rental operations in Syria materially. The Company further advises the Staff that it does not conduct any equipment rental business in Syria, directly or indirectly.

2.
Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Syria's status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the government of Syria or entities controlled by it are intermediaries or receive financing in connection with your operations associated with that country.

        In response to the Staff's comment, the Company supplementally advises the Staff that it believes its car rental operations through the Franchisee in Syria are de minimis and do not present an investment risk to the Company's securityholders. Based on reports provided to the Company from the Franchisee, the fees received by the Company (based on a percentage of revenue generated by the Franchisee from the rental of cars under the Hertz brand) have been declining since 1998. In recent years, the aggregate of franchise fees and other charges received by the Company from the Franchisee has been less than $10,000 annually. To the best of the Company's knowledge, the Franchisee is a privately-owned entity formed under the laws of Syria with two shareholders, one of whom is an individual with a registered address in Syria and the other of which is a corporate entity with a registered address in the United Arab Emirates. The Company does not believe that the Franchisee is an entity controlled by the government of Syria. The Company does not provide financing or purchasing assistance in respect of the fleet operated by the Franchisee.

3.
Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

  For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Syria.

  Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Syria, and any internal risk assessment undertaken in connection with business in Syria.

        In response to the Staff's request for a quantitative and qualitative analysis of the materiality of its operations or contacts in Syria, the Company supplementally advises the Staff that, in the last two fiscal years in the period ended December 31, 2005, revenues generated by fees paid to the Company by the Franchisee have represented a very small fraction of one percent of the Company's total revenues and total car rental segment revenues, and the aggregate of franchise fees and other charges have not exceeded $10,000 annually during this period. This amount represents less than two ten thousandths of a percent of the Company's total revenues of $6,676.0 million and $7,469.2 million and of the Company's total car rental segment revenues of $5,507.7 million and $6,046.8 million for the fiscal years ended December 31, 2004 and 2005, respectively. In addition, the Company believes that the fleet operated by the Franchisee under the Hertz brand consists of between 15 and 25 rental cars. These rental cars are not owned by the Company or any of its subsidiaries; therefore, no assets or liabilities associated with the car rental fleet of the Franchisee are included in the Company's balance sheet.

However, if these cars were to be included in the Company's own car rental fleet, they would represent between three and six thousandths of a percent of the Company's average operated fleet of 438,800 cars (which excludes cars in the fleets of its franchisees and licensees) for 2005. The Company notes that the Franchisee advertises that it has a fleet of approximately 500 cars available for rent, which number corresponds to approximately one tenth of a percent of the Company's average operated fleet for 2005; however, the Franchisee reports to the Company that as of September 30, 2006, there are only 15 cars in the Franchisee's Hertz fleet, down from 22 cars in 1998.

        The Franchisee also reports to the Company the number of transactions it conducts each year under the Hertz brand name. This number has declined from 453 in 1998 to 188 for 2005, and peaked in 1999 at 892 transactions. The average number of annual transactions conducted by the Franchisee under the Hertz brand from 1998 through the end of 2005 was 322.6. By contrast, the Company conducts approximately 28 million car rental transactions annually, which excludes the transactions of its franchisees and licensees. Measured against this statistic, the Franchisee's average number of annual transactions over the last several years represents approximately one thousandth of a percent of the Company's annual car rental transactions.

        The Company further advises the Staff that it believes that its dealings with the Franchisee are likely to be viewed by investors as qualitatively immaterial. From 2001 through 2005, The Hertz Corporation was a wholly-owned subsidiary of Ford Motor Company. From 1997 through 2001, a portion of the common stock of The Hertz Corporation traded on The New York Stock Exchange, while the majority of The Hertz Corporation's common stock was owned by Ford Motor Company. In addition, The Hertz Corporation is an issuer of billions of dollars in principal amount of debt securities that the Company believes are widely held by a variety of institutional and individual investors. As a result of these issuances, The Hertz Corporation has for several years filed periodic reports under the Securities Exchange Act of 1934 and had extensive dealings with investors in its debt securities. The Company is not aware that any investor in the securities of The Hertz Corporation has ever made any inquiry regarding car rental operations in Syria. Given the very limited amount of revenue derived from license fees paid by the Franchisee to the Company; the small number of cars in the Franchisee's fleet; the small number of annual car rental transactions attributable to the Franchisee's operations; the fact that the Company has no involvement in the day-to-day operation of the Franchisee's car rental business conducted under the Hertz name; and the absence of any investor queries to date, the Company believes that investors are not likely to view the specific details of the Company's relationship with the Franchisee as important in making an investment decision regarding the Company's securities.

        In response to the Staff's comment regarding the Company's regulatory compliance programs, the Company supplementally advises the Staff that it is the Company's regular practice to consult with outside counsel experienced in matters of United States law relating to sanctions, embargoes and similar restrictions when operating in countries such as Syria that may be viewed as state sponsors of terrorism or be otherwise subject to trade restrictions. The Company has relied in part on the advice of outside counsel to confirm its understanding that its activities in Syria through the car rental operations of the Franchisee are not unlawful. In addition, the Company supplementally advises the Staff that it maintains reporting and other internal audit processes to ensure that the Company's operations are conducted in compliance with United States and other applicable law.

* * * * *

        If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Lee Barnum at (212) 909-6431 or Kristine Hutchinson at (212) 909-6160.

                                                                                        Regards,

                                                                                        /s/ Steven J. Slutzky

                                                                                        Steven J. Slutzky

cc:
H. Yuna Peng
Jeffrey Sears
Michael Fay
James Lopez
    Securities and Exchange Commission
Mark P. Frissora
Paul J. Siracusa
Harold E. Rolfe, Esq.
Richard Foti
    Hertz Global Holdings, Inc.